Exhibit 99.1

NEWS

Starfield Resources Announces First Phase of PGE
Drill Results From Ferguson Lake

Significant Intervals and Grades of Platinum and Palladium Identified

Toronto, Ontario - December 6, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today released the first phase drill results from its 2007 platinum group element (PGE) drilling program at the Company’s Ferguson Lake project in Nunavut.

The assay results from the first five holes identified significant intervals and grades of platinum and palladium at the Main West Zone.  Intersecting Platinum grades of nearly an ounce per tone indicate a very strong mineralizing event.

“I continue to be very excited about the platinum potential and I am very pleased with the significant mineralization identified in these first five drill holes,” said André Douchane, President and CEO.  “We expect the full results from the assay lab for the entire 19-hole drill program will be returned early in 2008. Once those results are released to the market we intend to host a conference call for investors to provide a more robust review of this initial phase of the drill program.”

This phase of drilling in the Main West Zone area targeted the low sulphide PGE style of mineralization hosted in the Ferguson Lake Intrusive Complex.  This potential high-grade low sulphide mineralization, identified along strike in previous drilling, is situated about 30- 50 metres below the base metal and PGE- bearing  massive sulphide Main West Zone lenses in the footwall gabbro unit.  The massive sulphide base metal PGE resource that is currently identified and qualified in the Company’s recent NI 43-101 compliant filing does not consider this deeper unique PGE mineralization.

The highlights from the initial five holes of the 19-hole drill program for the 2007 assay results are provided in the accompanying table.  Re-assaying of the pulps for additional PGEs such as rhodium is currently under way.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Location	Hole No.	Interval (m)	Length (m)	Pt g/t	Pd g/t	2 PGE*
43+85W	FL07-360	168.09-170.00	1.91	2.41	1.83	4.24
Az 110 dip -80
43+85W	FL07-361	177.5-179.00	1.5	1.02	16.24	17.26
Az 110 dip -65		179.0-180.60	1.6	2.02	0.75	2.77
		182.00-183.50	1.5	0.66	6.99	7.65
		185.00-186.50	1.5	1.7	13.21	14.91
		188.00-189.50	1.5	1.17	27.63	28.8
43+15W	FL07-362	125.8-127.76	1.96	1.33	1.86	3.19
Az 280 dip -78		141.15-143.00	1.85	1.81	32.33	34.14
43+15W	FL07-363	140.00-141.50	1.5	2.48	0.46	2.94
Az 280 dip -65		142.95-144.30	1.35	39.25	9.44	48.69
		146.00-146.80	0.8	8.25	14.12	22.37
		159.50-161.00	1.5	0.24	4.57	4.81
		161.00-161.70	0.7	1.94	16.4	18.34
		161.70-162.20	0.5	1.82	29.05	30.87
		226.45-228.05	1.6	1.64	3.04	4.68
		239.25-240.68	1.43	0.18	5.3	5.48
43.5+35.5W	FL07-364	138.56-140.00	1.44	2.5	0.36	2.86
Az 180 dip -70		148.60-150.05	1.45	1.24	6.93	8.17
*2PGE = Pt+Pd

Two areas where previous drilling had identified the potential high-grade low sulphide PGE zone were chosen as prospective targets to test the footwall mineralized horizon in greater detail.  The true width is still not known.  This high-grade low sulphide PGE zone footwall zone will be the main focus of the Company’s 2008 drilling program with continued close-spaced drilling, both up and down dip and along strike.

“Due to the very encouraging nature of the initial drill results we are planning to amend the scoping study and may require more time than initially planned to complete it. This will allow the Company to appropriately consider and reflect the potential of the PGE drill program in the scoping study, which we now expect to be completed in the spring of 2008,” added Mr. Douchane.

Starfield’s diamond drilling, logging and sampling was overseen and performed by Mr. Don Cowan, MSc, P.Eng. a Qualified Person in accordance with National Instrument 43-101.  The samples were prepared at ACME Analytical Laboratory in Vancouver.  The NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 137,912 meters of core from 378 holes are stored for future reference in their respective core boxes.  The portion of the core sent for assay is given a sample number, which is recorded and each sample is then sealed and shipped directly to the assay laboratory for processing by fire assay methods. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake project check system.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane
President and Chief Executive Officer
Starfield Resources Inc.
416-860-0400 ext. 222
adouchane@starfieldres.com

Greg Van Staveren
Chief Financial Officer
Starfield Resources Inc.
416-860-0400 ext. 223
gstaveren@starfieldres.com

Connie Anderson
Investor Relations
Starfield Resources Inc.
416-860-0400 ext. 228
canderson@starfieldres.com

www.starfieldres.com

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